# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
### Washington, DC  20549

_____

# FORM 8-K

## CURRENT REPORT
**Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934**

**March 3, 2011**
(Date of Report, Date of Earliest Event Reported)

# Stage Stores, Inc.
(Exact Name of Registrant as Specified in Charter)

**1-14035**
(Commission File Number)

| | |
|---|---|
| **NEVADA** | **91-1826900** |
| (State or Other Jurisdiction of Incorporation) | (I.R.S. Employer Identification No.) |

| | |
|---|---|
| **10201 Main Street, Houston, Texas** | **77025** |
| (Address of Principal Executive Offices) | (Zip Code) |

**(800) 579-2302**
(Registrant's Telephone Number, Including Area Code)

**Not Applicable**
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-12(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

**Item 8.01      Other Events**

On March 3, 2011, Stage Stores, Inc. ("the Company") issued a News Release reporting its February 2011 sales results.  The Company also announced that it will make a presentation at the Bank of America Merrill Lynch 2011 Consumer Conference on Thursday, March 10, 2011, at 10:30 a.m. Eastern Time.  A copy of the News Release is attached to this Form 8-K as Exhibit 99.

**Item 9.01      Financial Statements and Exhibits**

**(d)      Exhibits**

99      News Release issued by Stage Stores, Inc. on March 3, 2011, reporting its February 2011 sales results and announcing that it will make a presentation at the Bank of America Merrill Lynch 2011 Consumer Conference on Thursday, March 10, 2011, at 10:30 a.m. Eastern Time.

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.


**STAGE STORES, INC.**

March 4, 2011                                      /s/ Oded Shein
  (Date)                                               Oded Shein
                                                           Chief Financial Officer